UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  SCHEDULE 13D
                     Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*


                               Greyhound Lines, Inc.
                               (Name of Issuer)

                                   Common Stock
                         (Title of Class of Securities)

                                     398048108
                                 (CUSIP Number)

                                 John N. Alexander
                              Chief Operating Officer
                           Connor, Clark & Company Ltd.
                           Scotia Plaza, 40 King Street
                                Suite 5110, Box 125
                             Toronto, Ontario M5H 3Y2
                                  (416) 360-0006
        (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                   June 6, 1995
              (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /X/.

     Check the following box if a fee is being paid with the statement / /.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

     ** The total number of shares reported herein is 6,584,988 shares, which constitutes approximately 12.3% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 53,743,682 shares outstanding as last reported by the Issuer.

1.   Name of Reporting Person:

     Connor Clark & Company Ltd.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00-Client Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 5,163,845
Owned By
Each
Reporting      9.   Sole Dispositive Power:  -0-
Person
With
               10.  Shared Dispositive Power: 5,163,845

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,163,845


12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 9.6%


14.  Type of Reporting Person: IA

1.   Name of Reporting Person:

     Merchant Private Trust Company

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: 27,850 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 27,850 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     27,850

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /


13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: CO

- ---------
(1)  Power is exercised through Merchant Private Limited.

1.   Name of Reporting Person:

     Merchant Private Limited

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: 266,367 (1)(2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 266,367 (1)(2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     266,367 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 0.5%


14.  Type of Reporting Person: CO

- ---------
(1)  Power is exercised through its controlling stockholder, John C. Clark
(2) Solely in its capacity as the controlling stockholder of Merchant Private Trust Company with respect to 27,850 shares.

1.   Name of Reporting Person:

     Caledon Commonwealth Limited

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: 63,297 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 63,297 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     63,297

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 0.1%


14.  Type of Reporting Person: CO

- ---------
(1)  Power is exercised through its sole stockholder, John C. Clark.

1.   Name of Reporting Person:

     John C. Clark

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Canada


               7.   Sole Voting Power:  329,664 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: 63,297 (2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: 329,664 (1)
Person
With
               10.  Shared Dispositive Power: 63,297 (2)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     392,961 (1) (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 0.7%


14.  Type of Reporting Person: IN

- ---------
(1) Solely in his capacity as President and sole stockholder of Caledon Commonwealth Limited with respect to 63,297 shares, and solely in his capacity as the controlling stockholder of Merchant Private Limited with respect to 266,367 shares.

(2) Solely in his capacity as a trustee of the John & Anne Clark Family Trust with respect to 63,297 shares.

1.   Name of Reporting Person:

     John & Anne Clark Family Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: OO - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                            /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: 63,297 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 63,297 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     63,297

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 0.1%


14.  Type of Reporting Person: OO - Trust
- ----------
(1)  Power is exercised by its Trustees, John C. Clark and Anne Clark.

1.   Name of Reporting Person:

     Anne Clark

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e):

                                                            /   /


6.   Citizenship or Place of Organization: Canada


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 63,297 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 63,297 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     63,297 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 0.1%


14.  Type of Reporting Person: IN

- ----------
(1) Solely in her capacity as a trustee of the John & Anne Clark Family Trust with respect to 63,297 shares.

1.   Name of Reporting Person:

     Technifund Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: 702,202 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 702,202 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     702,202

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 1.3%


14.  Type of Reporting Person: CO

- ----------
(1)  Power is exercised through its sole stockholder, Herbert Abramson.

1.   Name of Reporting Person:

     Herbert Abramson

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Canada


               7.   Sole Voting Power: 702,202 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 702,202 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     702,202 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 1.3%


14.  Type of Reporting Person: IN

- ----------
(1)  Solely in his capacity as the sole stockholder of Technifund, Inc.

1.   Name of Reporting Person:

     Connor Clark Hedge Fund Limited Partnership

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: 42,999 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 42,999 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     42,999

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: PN

- ----------
(1) Power is exercised through its general partner, Connor Clark Shareholdings Ltd.

1.   Name of Reporting Person:

     Connor Clark Hedge Fund Limited Partnership #2

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                            /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: 19,368 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 19,368 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     19,368

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: PN

- ----------
(1) Power is exercised through its general partner, Connor Clark Shareholdings Ltd.

1.   Name of Reporting Person:

     Connor Clark Shareholdings Ltd.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                            /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: 62,367 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 62,367 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     62,367 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 0.1% (2)


14.  Type of Reporting Person: CO

- ----------
(1) Solely in its capacity as the general partner of Connor Clark Hedge Fund Limited Partnership with respect to 42,999 shares and solely in its capacity as the general partner of Connor Clark Hedge Fund Limited Partnership #2 with respect to 19,368 shares.

1.   Name of Reporting Person:

     Donald H. Carlisle

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                            /   /


6.   Citizenship or Place of Organization: Canada


               7.   Sole Voting Power: 40,653 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 40,653 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     40,653

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /


13.  Percent of Class Represented by Amount in Row (11):  <0.1%


14.  Type of Reporting Person: IN
- ---------------------------------
(1) Solely as president and sole stockholder of 1051937 Ontario Limited with respect to 17,953 of the Shares.

1.   Name of Reporting Person:

     10501937  Ontario Limited

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                            /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: 17,953 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 17,953 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     17,953

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /


13.  Percent of Class Represented by Amount in Row (11):  <0.1%


14.  Type of Reporting Person: CO
- ---------------------------------
(1) Power is exercised through its president and sole stockholder, Donald H. Carlisle.

1.   Name of Reporting Person:

     Peter Chin

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                            /   /


6.   Citizenship or Place of Organization: Canada


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 1,054 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 1,054 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,054 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /


13.  Percent of Class Represented by Amount in Row (11):  <0.1%


14.  Type of Reporting Person: IN

- --------
(1)  The shares are owned jointly with his wife, Christine Chin.

1.   Name of Reporting Person:

     Christine Chin

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                            /   /


6.   Citizenship or Place of Organization: Canada


               7.   Sole Voting Power: 1,000
Number of
Shares
Beneficially   8.   Shared Voting Power: 1,054 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,000
Person
With
               10.  Shared Dispositive Power: 1,054 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     2,054 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /


13.  Percent of Class Represented by Amount in Row (11):  <0.1%


14.  Type of Reporting Person: IN

- --------
(1)  1054 of the shares are owned jointly with her husband, Peter Chin.

1.   Name of Reporting Person:

     The Connor Corporation

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                            /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: 21,099 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 21,099 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     21,099

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: CO
- ----------
(1)  Power is exercised by its sole stockholder, Gerald R. Connor.

1.   Name of Reporting Person:

     Connor Family Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                            /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: 4,219 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 4,219 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,219

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: 00 - Trust
- ----------
(1)  Power is exercised by its Trustees, Gerald R. Connor and Carla Connor.

1.   Name of Reporting Person:

     Tregla Holdings Limited

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                            /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power:   73,323 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  73,323 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     73,323

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /


13.  Percent of Class Represented by Amount in Row (11):  0.1%


14.  Type of Reporting Person: CO

- ----------
(1)  Power is exercised by its sole stockholder, Gerald R. Connor.

1.   Name of Reporting Person:

     Gerald R. Connor

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Canada


               7.   Sole Voting Power:   94,422 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: 4,219 (2)
Owned By
Each
Reporting      9.   Sole Dispositive Power:   94,422 (1)
Person
With
               10.  Shared Dispositive Power: 4,219 (2)

11.  Aggregate Amount Beneficially Owned by Each Reporting  Person:

     98,641 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 0.2%


14.  Type of Reporting Person: IN

- ----------
(1) Solely in his capacity as the sole stockholder of Tregla Holdings Limited with respect to 73,323 shares and solely in his capacity as the sole stockholder of The Connor Corporation with respect to 21,099 shares.

(2) Solely in his capacity as a trustee of the Connor Family Trust with respect to 4,219 shares.

1.   Name of Reporting Person:

     Carla Connor

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power:  -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 4,219 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 4,219 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,219 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: IN

- ----------
(1) Solely in her capacity as a trustee of the Connor Family Trust with respect to 4,219 shares.

1.   Name of Reporting Person:

     Bryan Rakusin

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                            /   /


6.   Citizenship or Place of Organization: Canada


               7.   Sole Voting Power: 6,132
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 6,132
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     6,132

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Gerald P. Reid

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Canada


               7.   Sole Voting Power: 5,930
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 5,930
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,930

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     J. Cameron MacDonald

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                            /   /


6.   Citizenship or Place of Organization: Canada


               7.   Sole Voting Power: 13,000
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 13,000
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     13,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     David Dorion

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                            /   /


6.   Citizenship or Place of Organization: Canada


               7.   Sole Voting Power: 39,203 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 39,203 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     39,203 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 0.1%


14.  Type of Reporting Person: IN

- ----------
(1)  Solely in his capacity as the sole stockholder of Dacondor Investments.

1.   Name of Reporting Person:

     Dacondor Investments Ltd.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: 39,203 (1)(2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 39,203 (1)(2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     39,203 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: CO

- ----------
(1)  Power is exercised by its sole stockholder, David Dorion.

1.   Name of Reporting Person:

     Richard Hermon

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                            /   /


6.   Citizenship or Place of Organization: Canada


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 48,800 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 48,800 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     48,800 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: IN

- ----------
(1)  Solely in his capacity as manager for Connor Clark.

(2) Solely in his capacity as an indirect beneficiary of Ficor Resources Incorporated, a family holding company controlled by the Reporting Person's father.

1.   Name of Reporting Person:

     Robin Randall

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                            /   /

6.   Citizenship or Place of Organization: Canada


               7.   Sole Voting Power: 4,200
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 4,200
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     4,200

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: IN

    Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under Act, the undersigned hereby amend their Schedule 13D Statement dated August 5, 1994, as amended by Amendment No. 1 dated January 12, 1995 (the "Schedule 13D"), relating to the Common Stock of Greyhound Lines, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 1.   Security and Issuer.

     No material change

Item 2.   Identity and Background.

     Items (a) - (c) of Item 2 are hereby partially amended by adding at the end thereof the following:

     As a result of their purchases of Stock, 1051937 Ontario Limited ("1051937") and Robin Randall ("Randall") are joining in the Schedule 13D as Reporting Persons, and as a result of the purchase of Stock by a family holding company indirectly benefitting him, Richard Hermon ("Hermon") is joining in this
Schedule 13D as a Reporting Person.

     1051937

     1051937 is an Ontario, Canada corporation, the principal business of which is to serve as a personal holding company for DHC. The principal business address of 1051937, which also serves as its principal office, is c/o Donald H. Carlisle, Scotia Plaza, 40 King Street, Suite 5110, Box 125, Toronto, Ontario M5H 3Y2.

     HERMON

     Hermon's principal occupation or employment is serving as a branch manager for Connor Clark. Hermon's business address is 17 York Street, Suite 202, Ottawa, Ontario K19 NJ6.

     RANDALL

     Randall's principal occupation or employment is serving as a portfolio manager for Connor Clark. Randall's business address is Scotia Plaza, 40 King Street, Suite 5110, Box 125, Toronto, Ontario M5H 3Y2.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended to read in its entirety as follows:

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON              SOURCE OF FUNDS               AMOUNT OF FUNDS

     Connor Clark             Clients (1)                   $22,753,305.98

     Merchant Trust           Working Capital (2)           $137,150.30

     Merchant Private         Working Capital (2)           $736,305.00

     Caledon                  Working Capital (2)           $132,100.84

     Clark Trust              Trust Funds (3)               $132,100.83

     JCC                      Not Applicable                Not Applicable

     AC                       Not Applicable                Not Applicable

     Technifund               Working Capital (2)           $3,820,553.63

     Herbert Abramson         Not Applicable                Not Applicable

     Hedge Fund               Working Capital (2)           $287,023.86

     Hedge Fund 2             Working Capital (2)           $37,718.42

     Shareholdings            Not Applicable                Not Applicable

     DHC                      Personal Funds (4)            $85,035.81

     1051937                  Working Capital (2)           $42,448.43

     P. Chin/                 Personal Funds (4)            $9,060.01
       C. Chin

     Connor                   Working Capital (2)           $144,739.14

     Connor Trust             Trust Funds (3)               $29,073.13

     Tregla                   Working Capital (2)           $221,802.08

     GRC                      Not Applicable                Not Applicable

     CC                       Not Applicable                Not Applicable

     BR                       Personal Funds (4)            $19,078.53

     GPR                      Personal Funds (4)            $28,020.03

     JCM                      Personal Funds (4)            $68,155.75

     DD                       Not Applicable                Not Applicable

     Dacondor                 Working Capital (2)           $252,356.28

     Hermon                   Not Applicable                Not Applicable

     Randall                  Personal Funds (4)            $13,753.71

     (1)  Funds obtained from the accounts of certain of its Clients.

     (2) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (3) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (4) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose or acquiring, handling, trading or voting the Stock.

Item 4.   Purpose of Transaction.

     No material change

Item 5.   Interest in Securities of the Issuer.

     Paragraphs (a) - (c) of Item 5 hereby are amended in their entireties to read as follows:

     (a)

     Connor Clark

     The aggregate number of shares of the Stock that Connor Clark owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,163,845, which constitutes approximately 9.6% of the outstanding shares of the Stock.

     Merchant Trust

     The aggregate number of shares of the Stock that Merchant Trust owns beneficially, pursuant to Rule 13d-3 of the Act, is 27,850, which constitutes less than 0.1% of the outstanding shares of the Stock.

     Merchant Private

     The aggregate number of shares of the Stock that Merchant Private owns, beneficially, pursuant to Rule 13d-3 of the Act, is 266,367. Because of its position as the controlling stockholder of Merchant Trust, Merchant Private may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an additional 27,850 shares of the Stock, which, together with the 238,517 shares that it owns, constitutes approximately 0.5% of the outstanding shares of the Stock.

     Caledon

     The aggregate number of shares of the Stock that Caledon owns beneficially, pursuant to Rule 13d-3 of the Act, is 63,297, which constitutes approximately 0.1% of the outstanding shares of the Stock.

     Clark Trust

     The aggregate number of shares of the Stock that Clark Trust owns beneficially, pursuant to Rule 13d-3 of the Act, is 63,297, which constitutes approximately 0.1% of the outstanding shares of the Stock.

     JCC

     Because of his position as the sole stockholder of Caledon, JCC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 63,297 shares of the Stock. Because of his position as the controlling stockholder of Merchant Private, he may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an additional 266,367 shares of the Stock. Because of his position as a trustee of Clark Trust, he may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an additional 63,297 shares of the Stock, which, together with the 63,297 shares he may own as the sole stockholder of Caledon and the 266,367 shares he may own as the controlling stockholder of Merchant Private, constitutes approximately 0.7% of the outstanding shares of the Stock.

     AC

     Because of her position as a trustee of Clark Trust, AC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 63,297 shares of the Stock, which constitutes approximately 0.1% of the outstanding shares of the Stock.

     Technifund

     The aggregate number of shares of the Stock that Technifund owns beneficially, pursuant to Rule 13d-3 of the Act, is 702,202, which constitutes approximately 1.3% of the outstanding shares of the Stock.

     Herbert Abramson

     Because of his position as the sole stockholder of Technifund, Herbert Abramson may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 702,202 shares of the Stock, which constitutes approximately 1.3% of the outstanding shares of the Stock.

     Hedge Fund

     The aggregate number of shares of the Stock that Hedge Fund owns beneficially, pursuant to Rule 13d-3 of the Act, is 42,999, which constitutes less than 0.1% of the outstanding shares of the Stock.

     Hedge Fund 2

     The aggregate number of shares of the Stock that Hedge Fund 2 owns beneficially, pursuant to Rule 13d-3 of the Act, is 19,368, which constitutes less than 0.1% of the outstanding shares of the Stock.

     Shareholdings

     Because of its position as the sole general partner of Hedge Fund, Shareholdings may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 42,999 shares of the Stock. Because of its position as the sole general partner of Hedge Fund 2, Shareholdings may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an additional 19,368 shares of the Stock, which, together with the 42,999 shares it may be deemed to own as the general partner of Hedge Fund, constitutes approximately 0.1% of the outstanding shares of the Stock.

     1051937

     The aggregate number of shares of the Stock that 1051937 owns beneficially, pursuant to Rule 13d-3 of the Act, is 17,953.

     DHC

     Because of his position as president and sole stockholder of 1051937 and because of shares he owns directly, the aggregate number of shares of the Stock that DHC owns beneficially, pursuant to Rule 13d-3 of the Act, is 40,653, which constitutes less than 0.1% of the outstanding shares of the Stock.

     P. Chin

     The aggregate number of shares of the Stock that P. Chin owns beneficially, pursuant to Rule 13d-3 of the Act, as joint owner with C. Chin is 1,054, which together constitute less than 0.1% of the outstanding shares of the Stock.

     C. Chin

     The aggregate number of shares of the Stock that C. Chin owns beneficially, pursuant to Rule 13d-3 of the Act, as joint owner with P. Chin is 1,054, and individually is 1,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

     Connor

     The aggregate number of shares of the Stock that Connor owns beneficially, pursuant to Rule 13d-3 of the Act, is 21,099, which constitutes less than 0.1% of the outstanding shares of the Stock.

     Connor Trust

     The aggregate number of shares of the Stock that Connor Trust owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,219, which constitutes less than 0.1% of the outstanding shares of the Stock.

     Tregla

     The aggregate number of shares of the Stock that Tregla owns beneficially, pursuant to Rule 13d-3 of the Act, is 73,323, which constitutes approximately 0.1% of the outstanding shares of the Stock.

     GRC

     Because of his position as the sole stockholder of Tregla, GRC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 73,323 shares of the Stock. Because of his position as the sole stockholder of Connor, GRC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an additional 21,099 shares of the Stock. Because of his position as a trustee of the Connor Trust, GRC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an additional 4,219 shares of the Stock, which, together with the 73,323 shares he may be deemed to own as the sole stockholder of Tregla and the 21,099 shares he may be deemed to own as the sole stockholder of Connor, constitutes approximately 0.2% of the outstanding shares of the Stock.

     CC

     Because of her position as a trustee of Connor Trust, CC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,219 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

     BR

     The aggregate number of shares of the Stock that BR owns beneficially, pursuant to Rule 13d-3 of the Act, is 6,132, which constitutes less than 0.1% of the outstanding shares of the Stock.

     GPR

     The aggregate number of shares of the Stock that GPR owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,930, which constitutes less than 0.1% of the outstanding shares of the Stock.

     JCM

     The aggregate number of shares of the Stock that JCM owns beneficially, pursuant to Rule 13d-3 of the Act, is 13,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

     DD

     Because of his position as the sole stockholder of Dacondor, DD may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 39,203 shares of the Stock which constitutes less than 0.1% of the outstanding shares of the Stock.

     Dacondor

     The aggregate number of shares of the Stock that Dacondor owns beneficially, pursuant to Rule 13d-3 of the Act, is 39,203, which constitutes less than 0.1% of the outstanding shares of the Stock.

     Hermon

     Because of his indirect interest as a beneficiary of shares owned by Ficor Resources Incorporated, Hermon may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 48,800 shares of the Stock which constitutes less than 0.1% of the outstanding shares of the Stock.

     Randall

     The aggregate number of shares of the Stock that Randall owns beneficially pursuant to Rule 13d-3 of the Act, is 4,200, which constitutes less than 0.1% of the outstanding shares of the Stock.

     (b)

     Connor Clark

     Connor Clark has shared power to vote or to direct the vote of 5,163,845 shares of the Stock, and the shared power to dispose or to direct the disposition of 5,163,845 shares of the Stock.

     Merchant Trust

     Acting through its controlling stockholder, Merchant Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 27,850 shares of the Stock.

     Merchant Private

     Acting through its controlling stockholder, Merchant Private has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 266,367 shares of the Stock.

     Caledon

     Acting through its sole stockholder, Caledon has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 63,297 shares of the Stock.

     Clark Trust

     Acting through its two trustees, Clark Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 63,297 shares of the Stock.

     JCC

     In his capacity as the sole stockholder of Caledon, JCC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 63,297 shares of the Stock. In his capacity as the controlling stockholder of Merchant Private, JCC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 266,367 shares of the Stock. In his capacity as one of the trustees of Clark Trust, JCC has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 63,297 shares of the Stock.

     AC

     In her capacity as a trustee of Clark Trust, AC has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 63,297 shares of the Stock.

     Technifund

     Acting through its sole stockholder, Technifund has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 702,202 shares of the Stock.

     Herbert Abramson

     In his capacity as the sole stockholder of Technifund, Herbert Abramson has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 702,202 shares of the Stock.

     Hedge Fund

     Acting through its sole general partner, Hedge Fund has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 42,999 shares of the Stock.

     Hedge Fund 2

     Acting through its sole general partner, Hedge Fund 2 has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 19,368 shares of the Stock.

     Shareholdings

     In its capacity as the sole general partner of Hedge Fund, Shareholdings has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 42,999 shares of the Stock. In its capacity as the sole general partner of Hedge Fund 2, Shareholdings has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 19,368 shares of the Stock.

     1051397

     Acting through its president and sole stockholder, 1051937 has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 17,953 shares of the Stock.

     DHC

     DHC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 22,700 shares of the Stock. In his capacity as president and sole stockholder of 1051937, DHC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 17,953 shares of the Stock.

     P. Chin

     As joint owner with his wife, C. Chin, P. Chin has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,054 shares of the Stock.

     C. Chin

     As joint owner with her husband, P. Chin, C. Chin has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,054 shares of the Stock. C. Chin has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,000 shares of the Stock.

     Connor

     Acting through its sole stockholder, Connor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 21,099 shares of the Stock.

     Connor Trust

     Acting through its two trustees, Connor Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,219 shares of the Stock.

     Tregla

     Acting through its sole stockholder, Tregla has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 73,323 shares of the Stock.

     GRC

     In his capacity as the sole stockholder of Tregla, GRC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 73,323 shares of the Stock. In his capacity as the sole stockholder of Connor, GRC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 21,099 shares of the Stock. In his capacity as one of the trustees of Connor Trust, GRC has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,219 shares of the Stock.

     CC

     In her capacity as one of the trustees of Connor Trust, CC has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,219 shares of the Stock.

     BR

     BR has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,132 shares of the Stock.

     GPR

     GPR has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,930 shares of the Stock.

     JCM

     JCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 13,000 shares of the Stock.

     DD
     In his capacity as the sole stockholder of Dacondor, he has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 39,203 shares of the Stock.

     Dacondor

     Acting through its sole stockholder, Dacondor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 39,203 shares of the Stock.

     Hermon

     In his capacity as manager of the portfolio of Ficor, Hermon has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 48,800 shares of the Stock.

     Randall

     Randall has the sole power to vote or direct the vote and to dispose or to direct the disposition of 4,200 shares of the Stock.

     (c) In the past 60 days, the Reporting Persons have purchased shares of the Stock in private transactions as follows:

REPORTING           DATE           NO. OF SHARES       PRICE PER SHARE
PERSON                             PURCHASED

Connor Clark     06-06-95          555,644             $3.28
DHC              06-06-95            7,700              3.28
GPR              06-06-95            3,400              3.28
JCM              06-06-95            2,000              3.28
Randall          06-06-95            4,200              3.28

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Stock in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     No material change

Item 7.   Material to be Filed as Exhibits.

     99.1 Joint Filing Agreement and Power of Attorney, dated August 5, 1994 (previously filed).

     99.2 Joint Filing Agreement dated January 9, 1995(previously filed).

     99.3 Joint Filing Agreement and Power of Attorney dated January 10, 1995 (previously filed).

     99.4 Joint Filing Agreement and Power of Attorney dated January 10, 1995 (previously filed).

     99.5           Joint Filing Agreement and Power of Attorney dated June 6,
                    1995.

                                SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     June 7, 1995

                            CONNOR CLARK & COMPANY LTD.

                            By:  /s/ John N. Alexander
                                 Name:  John N. Alexander
                                 Title:  Chief Operating Officer

                            MERCHANT PRIVATE TRUST COMPANY

                            By:             *
                                 Name:  John C. Clark
                                 Title: Chief Executive Officer

                            MERCHANT PRIVATE LIMITED

                            By:              *
                                 Name:  John C. Clark
                                 Title:  Chief Executive Officer


                            JOHN C. CLARK

                                  *


                            TECHNIFUND INC.

                            By:             *
                                 Name:  Herbert Abramson
                                 Title: President


                            HERBERT ABRAMSON

                                  *

                         CONNOR CLARK HEDGE FUND LIMITED PARTNERSHIP

                         By:  Connor Clark Shareholdings Ltd.,
                              its General Partner

                         By:  /s/  John N. Alexander
                              Name:  John N. Alexander
                              Title: Chief Operating Officer




                         CONNOR CLARK HEDGE FUND LIMITED PARTNERSHIP #2

                         By:  Connor Clark Shareholdings Ltd.,
                              its General Partner

                         By:   /s/ John N. Alexander
                              Name:  John N. Alexander
                              Title: Chief Operating Officer


                         CONNOR CLARK SHAREHOLDINGS LTD.

                         By:   /s/ John N. Alexander
                              Name:  John N. Alexander
                              Title: Chief Operating Officer

                         THE CONNOR CORPORATION

                         By:   /s/ Gerald R. Connor
                              Name: Gerald R Connor
                              Title: President

                         TREGLA HOLDINGS LIMITED

                         By:   /s/ Gerald R. Connor
                              Name:  Gerald R. Connor
                              Title: President


                         GERALD R. CONNOR

                           /s/ Gerald R. Connor

                         CONNOR FAMILY TRUST

                         By:   /s/ Gerald R. Connor
                              Name:  Gerald R. Connor
                              Title: Trustee

                         BRYAN RAKUSIN

                                          *

                         GERALD P. REID

                                          *

                         JOHN AND ANNE CLARK FAMILY TRUST

                         By:              *
                              Name: John C. Clark
                              Title: Trustee

                         J. CAMERON MACDONALD

                                          *

                         CALEDON COMMONWEALTH LIMITED

                         By:               *
                              Name: John C. Clark
                              Title: President

                         DONALD H CARLISLE

                                           *

                         1051937 ONTARIO LIMITED

                         By:                *
                              Name:  Donald H. Carlisle
                              Title: President

                         PETER CHIN

                                              *

                         CHRISTINE CHIN

                                              *

                         DAVID DORION

                                               *


                         DACONDOR INVESTMENTS LTD.

                         By:                   *
                              Name: David Dorion
                              Title: President


                                                *
                         RICHARD HERMON


                                                *
                         ROBIN RANDALL




                            * By:
                                   John N. Alexander, Attorney-in-Fact pursuant
                                   to powers of attorney previously filed with
                                   the Commission, and the power of attorney
                                   filed herewith.

                                   EXHIBIT INDEX


    Exhibit No.        Description


     99.1 Joint Filing Agreement and Power of Attorney, dated August 5, 1994 (previously filed).

     99.2 Joint Filing Agreement dated January 9, 1995(previously filed).

     99.3 Joint Filing Agreement and Power of Attorney dated January 10, 1995 (previously filed).

     99.4 Joint Filing Agreement and Power of Attorney dated January 10, 1995 (previously filed).

     99.5           Joint Filing Agreement and Power of Attorney dated June 6,
                    1995.